RIO CAN

REAL ESTATE INVESTMENT TRUST

May 14, 2007

Delivered By Courier

SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

Re: **RioCan Real Estate Investment Trust ("RioCan")**
Exemption File Number 82-34916

Ladies and Gentlemen:

Attached hereto is information that RioCan has made public pursuant to the requirements of Ontario law. This information includes the following documents:

- Interim Financial Statements
- MD&A
- News Release
- Form 52-109F2 – Certification of Interim Filings – CEO
- Form 52-109F2 – Certification of Interim Filings – CFO

RioCan's exemption file number is 82-34916. If you have any questions or require any additional information regarding these matters, please contact Robert Wolf at 416-866-3198.

Regards,

Robert Wolf
Vice President and Chief Financial Officer

Attachments

The Exchange Tower, 130 King Street West
Suite 700, P.O. Box 378, Toronto, Ontario M5X 1E2
Main Tel (416) 866-3033 1-800-465-2733
Main Fax (416) 866-3020 Leasing Fax (416) 866-8056 Operation Fax (416) 866-8381



Edward Sonshine, Q.C. President and Chief Executive Officer

Dear Fellow Unitholder:

The first quarter of 2007 provided results that were satisfactory and also was a time during which we took some important steps in the continuing evolution of RioCan.

Total revenue increased by 10% to $174,490,000 from the same quarter in the prior year. While our revenue component has several parts, the real increase is contained in rental revenue. The acquisition of Yonge Eglinton Centre at the end of January provided some of this growth together with renewal rent increases, continued lease-up of vacant space and the beginnings of development program completions.

Our development program continues to unfold in good, albeit slow, order and we expect to see a major impact on revenue growth towards the end of this year and the beginning of next. At the same time, we are working on refilling the pipeline by tying up land for future development transactions so that RioCan will be provided with an ongoing supply of new product. By this time next year, we expect our in house development program to have added to our balance sheet close to an additional two and a half million square feet of newly constructed income producing retail real estate, located primarily in the six high growth markets of Canada, as we move towards having about two thirds of our revenue derived in those markets.

RioCan's largest single property acquisition took place in the first quarter. The purchase of Yonge Eglinton Centre for an aggregate purchase price of $223 million marks an important evolution of our strategy by taking the focus on high growth markets and the belief that mixed use development will become a larger factor in urban markets to the next level. This property consists of over a million square feet, of which about seventy-five percent are office. The office space is so well located and will be of such quality, that RioCan intends to move its headquarters to Yonge Eglinton Centre, a move that should be completed by this time next year.

The retail component, aggregating about 265,000 square feet, is occupied primarily by national tenants. We firmly believe that under RioCan's management, the cash flow growth from this property over the next several years will be material. In addition, with the residential growth that is occurring in the immediate area, retail demand can only increase.

Financially, RioCan continues to be in excellent condition, prepared to take advantage of any opportunities that may arise. With the unit issue we completed on February 1st, together with the units issued to some of the vendors of Yonge Eglinton Centre in partial satisfaction of the purchase price, and the proceeds of our distribution reinvestment plan, we increased our equity capital base by about $200 million in the first quarter. As a result, our leverage ratio as at March 31, 2007, is just under 55% of historical cost, leaving us more than $600 million of room for additional debt capital, prior to reaching our 60% limit.

Finally, the debt and equity capital markets continue to function so as to satisfy RioCan's requirements at historically reasonable costs while the leasing market continues to be strong.

The rising cost of land and construction, together with the increasing difficulty and delays encountered in the development process, particularly in Ontario, are matters of some concern. However, these trends actually work to the benefit of RioCan by materially enhancing the value of our existing retail portfolio, the largest in Canada, while at the same time, reducing the number of participants in the development market who have the financial and human capital required in this expensive and slow moving environment.

Once again, let me take this opportunity to thank you for your continued confidence in us.

Edward Sonshine, Q.C.
President and Chief Executive Officer
April 27, 2007

(in thousands)

	At March 31, 2007 (Unaudited)	At December 31, 2006 (Audited)
Assets		
Real Estate Investments		
Income properties (Note 2)	$ 4,308,369	$ 4,070,432
Properties under development	276,944	228,912
Mortgages and loans receivable (Note 5)	143,328	139,607
	4,728,641	4,438,951
Receivables and other assets (Note 6)	125,100	121,909
Cash and short term investments	86,910	47,103
	$ 4,940,651	$ 4,607,963
Liabilities		
Mortgages payable (Note 7)	$ 2,065,905	$ 1,910,587
Debentures payable (Note 8)	863,535	870,000
Accounts payable and other liabilities (Note 9)	183,291	173,342
	3,112,731	2,953,929
Unitholders' Equity		
Unitholders' equity	1,827,920	1,654,034
	$ 4,940,651	$ 4,607,963

The accompanying notes are an integral part of the consolidated financial statements

(unaudited - in thousands)

Three months ended March 31	2007	2006
Trust units (Note 10)		
Balance, beginning of period	$ 1,976,868	$ 1,906,859
Unit issue proceeds, net	201,285	20,769
Value associated with unit option grants exercised	225	343
Balance, end of period	$ 2,178,378	$ 1,927,971
Value associated with unit option grants		
Balance, beginning of period	$ 4,185	$ 2,549
Value associated with compensation expense for unit options granted	705	461
Value associated with unit option grants exercised	(225)	(343)
Balance, end of period	$ 4,665	$ 2,667
Cumulative earnings		
Balance, beginning of period	$ 1,301,522	$ 1,137,710
Transition adjustment – financial instruments (Note 1 (b))	2,121	–
Net earnings	37,400	38,975
Balance, end of period	$ 1,341,043	$ 1,176,685
Cumulative distributions to unitholders		
Balance, beginning of period	$ (1,628,541)	$ (1,371,548)
Distributions to unitholders (Note 11)	(67,625)	(63,453)
Balance, end of period	$ (1,696,166)	$ (1,435,001)
Total unitholders' equity	$ 1,827,920	$ 1,672,322
Units issued and outstanding (Note 10)	208,043	197,233

The accompanying notes are an integral part of the consolidated financial statements

(unaudited – in thousands, except per unit amounts)

Three months ended March 31	2007	2006
Revenue		
Rentals	$ 164,956	$ 142,339
Fees and other	2,801	7,808
Interest	3,488	1,805
Gains on properties held for resale (Note 2)	3,245	7,201
Total revenue	174,490	159,153
Expenses		
Property operating costs	56,777	49,603
Interest (Note 4)	39,422	34,349
General and administrative (Note 4)	6,953	6,521
Amortization (Note 3)	33,938	29,705
Total expenses	137,090	120,178
Net earnings and other comprehensive income	$ 37,400	$ 38,975
Net earnings per unit – basic and diluted	$ 0.18	$ 0.20
Weighted average number of units outstanding – basic	205,050	196,616

The accompanying notes are an integral part of the consolidated financial statements

(unaudited - in thousands)

Three months ended March 31	2007	2006
CASH FLOW PROVIDED BY (USED IN)		
Operating activities		
Net earnings	$ 37,400	$ 38,975
Items not affecting cash		
Amortization	34,226	30,169
Recognition of rents on a straight-line basis	(1,441)	(2,540)
Properties held for resale	412	20,222
Acquisition and development of properties held for resale	(10,677)	(9,002)
Change in non-cash operating items and other (Note 15)	(12,545)	(20,355)
Cash flows provided by operating activities	47,375	57,469
Investing activities		
Acquisition of income properties and properties under development	(155,270)	(88,415)
Capital expenditures on properties under development and income properties	(31,042)	(30,164)
Tenant installation costs	(4,242)	(3,518)
Mortgages and loans receivable		
Advances	(8,040)	(32,255)
Repayments	943	3,168
Investments	(4,183)	2,262
Cash flows used in investing activities	(201,834)	(148,922)
Financing activities		
Mortgages payable		
Borrowings	150,478	41,403
Repayments	(69,702)	(46,198)
Issue of debentures payable	–	198,548
Distributions paid	(66,794)	(63,325)
Units issued under distribution reinvestment plan	16,462	13,617
Issue of units	163,822	7,151
Cash flows provided by financing activities	194,266	151,196
Increase in cash and equivalents	39,807	59,743
Cash and equivalents, beginning of period	47,103	22,874
Cash and equivalents, end of period	$ 86,910	$ 82,617
Supplemental cash flow information		
Acquisition of real estate investments through assumption of liabilities	$ 65,028	$ –
Acquisition of real estate investments through issuance of exchangeable limited partnership units	$ 21,000	$ –
Mortgages and loans taken back by RioCan on property dispositions	$ (1,480)	$ –
Interest paid	$ 49,729	$ 42,240
Cash equivalents, end of period	$ 62,565	$ 50,596

The accompanying notes are an integral part of the consolidated financial statements

(unaudited - tabular amounts in thousands, except per unit amounts)

At March 31, 2007

1. Significant Accounting Policies

(a) Basis of accounting

RioCan Real Estate Investment Trust's (the "Trust" or "RioCan") unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are consistent with the significant accounting policies reported in the Trust's audited consolidated financial statements for the two years ended December 31, 2006 and 2005, except as described in changes in accounting policies below. Under GAAP, additional disclosures are required in annual financial statements; therefore, these unaudited interim consolidated financial statements should be read in conjunction with the Trust's audited consolidated financial statements for the two years ended December 31, 2006 and 2005.

Certain comparative figures have been reclassified to conform to the current year's financial statement presentation.

(b) Changes in accounting policies

The Canadian Institute of Chartered Accountants ("CICA") issued three new accounting standards that were effective for the Trust's fiscal year commencing January 1, 2007, and which were applied on a retroactive basis without restatement to prior periods: Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges.

The transition adjustment attributable to the remeasurement of financial assets and liabilities at fair value under these standards was recognized as an increase of $2,121,000 to the opening balance of cumulative earnings as at January 1, 2007. The impact of the changes under these standards to net earnings for the three months ended March 31, 2007 was a net decrease of approximately $260,000 and no impact on net earnings per unit.

The January 1, 2007 impact to RioCan's assets, liabilities and unitholders' equity as a result of these new standards was as follows:

December 31, 2006 balance sheet category	Increase (decrease)	Change to balance sheet category effective January 1, 2007
Receivables and other assets	$ (12,400)	Debt financing costs grouped with mortgages and debentures payable.
Mortgages and loans receivable	(1,600)	Differential between contractual and market interest rates on mortgages and loans receivable previously included with accounts payable and other liabilities.
Accounts payable and other liabilities	(16,600)	Differential between contractual and market interest rates on liabilities assumed at acquisition of properties grouped with mortgages payable.
Mortgages payable	7,400	Debt financing costs and the differential between contractual and market interest rates on liabilities assumed at acquisition of properties previously included with receivables and other assets and accounts payable and other liabilities, respectively.
Debentures payable	(6,900)	Debt financing costs previously included with receivables and other assets.
Cumulative earnings	2,121	Transition adjustment under these standards.

(i) Financial instruments – recognition and measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial instruments are required to be measured at fair value on initial recognition, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities classified as held-for-trading are required to be measured at fair value with gains and losses recognized in net earnings. Transaction costs are expensed as incurred for a financial instrument classified as held-for-trading. The Trust had no significant financial instruments classified as held-for-trading.

Financial assets classified as held-to-maturity, loans and receivables and financial liabilities (other than those held-for-trading) are required to be measured at amortized cost using the effective interest method of amortization. For such financial instruments, transaction costs are capitalized on initial recognition. The principal categories of the Trust's financial assets and liabilities measured at amortized cost using the effective interest method include: (i) amounts receivable and payable; (ii) mortgages and loans receivable and mortgages payable; and (iii) debentures payable.

Available-for-sale financial assets are required to be measured at fair value with unrealized gains and losses recognized in Other Comprehensive Income ("OCI"). Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market should be measured at cost. The Trust had no significant financial instruments classified as available-for-sale.

Derivative instruments are recorded on the balance sheet at fair value including those derivatives that are embedded in a financial instrument or other contract but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are required to be recognized in net earnings, except for derivatives that are designated as a cash flow hedge, in which case the fair value change for the effective portion of such hedging relationship is required to be recognized in OCI. The Trust had no significant derivative instruments.

The standard permits the Trust to designate any financial instrument whose fair value can be reliably measured as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading as set out in Section 3855.

The standard specifically excludes Section 3065, Leases, from the definition of financial instruments, except for derivatives that are embedded in a lease contract. Other significant accounting implications arising on adoption of the standard include the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost, and the recognition of the inception fair value of the obligation undertaken in issuing financial guarantees. No subsequent remeasurement at fair value is required unless the financial guarantee qualifies as a derivative.

(ii) Hedges

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation.

From time to time, the Trust may enter into interest rate swap (option) transactions to modify the interest rate profile of its current or future debts without an exchange of the underlying principal amount. In such cash flow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI. The ineffective portion as defined by the standard is recognized in net earnings. The Trust had no significant cash flow hedge transactions.

(iii) Comprehensive income

Under Section 1530, comprehensive income is comprised of net earnings and OCI, which represents changes in unitholders' equity during a period arising from transactions and other events with non-owner sources. OCI generally would include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation adjustments net of hedging arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. The Trust had no significant adjustments to OCI, therefore adoption of this standard did not require the Trust to include a consolidated statement of other comprehensive income and present accumulated other comprehensive income as a new category of unitholders' equity.

(c) Future accounting changes

The CICA released three new accounting standards that are effective for the Trust's fiscal year commencing January 1, 2008: Section 1535, Capital Disclosures; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation.

Section 1535 specifies the disclosure of: (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; and (iii) whether the entity has complied with any capital requirements, and if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace the existing Section 3861, Financial Instruments – Disclosure and Presentation. The new sections revise and enhance disclosure requirements, and carry forward unchanged existing presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

2. INCOME PROPERTIES

March 31, 2007	**Cost**	**Accumulated amortization**	**Net carrying amount**
Land	$ 976,856	$ –	$ 976,856
Buildings	3,318,938	(323,763)	2,995,175
Leasing costs	206,897	(49,169)	157,728
Intangible assets	154,562	(31,561)	123,001
Properties held for resale (i)	42,681	–	42,681
Equity investments in properties	12,928	–	12,928
	$ 4,712,862	$ (404,493)	$ 4,308,369

December 31, 2006	Cost	Accumulated amortization	Net carrying amount
Land	$ 925,140	$ –	$ 925,140
Buildings	3,170,559	(304,519)	2,866,040
Leasing costs	188,799	(45,715)	143,084
Intangible assets	123,794	(28,660)	95,134
Properties held for resale (i)	29,281	–	29,281
Equity investments in properties	11,753	–	11,753
	$ 4,449,326	$ (378,894)	$ 4,070,432

(i) Properties held for resale

During the three months ended March 31, 2007 the Trust disposed of properties held for resale for proceeds of $5,471,000 resulting in gains of $3,245,000. These amounts include the Trust's $1,141,000 share of disposition gains earned by equity accounted for investments.

During the three months ended March 31, 2006 the Trust disposed of properties held for resale for proceeds of $15,579,000 resulting in gains of $7,201,000. These amounts include the Trust's $3,411,000 share of disposition gains earned by equity accounted for investments.

3. Amortization

Three months ended March 31	2007	2006
Buildings	$ 22,717	$ 21,032
Leasing costs	6,170	4,855
Intangible assets	5,051	3,818
	$ 33,938	$ 29,705

4. Capitalization of Carrying Costs

Three months ended March 31	2007	2006
Interest		
Interest expense	$ 43,389	$ 38,064
Capitalized to real estate investments	(3,967)	(3,715)
Net interest expense	$ 39,422	$ 34,349
General and administrative		
General and administrative expense	$ 7,412	$ 6,944
Capitalized to real estate investments	(459)	(423)
Net general and administrative expense	$ 6,953	$ 6,521

5. Mortgages and Loans Receivable

At March 31, 2007 mortgages and loans receivable bear interest at effective rates ranging between 4.05% and 18% (contractual rates between 0% and 18%) per annum with a weighted average quarter end rate of 5.96% (contractual at 4.69%) per annum, and mature between 2007 and 2015. Future repayments were as follows:

Years ending December 31, 2007		$ 37,002
	2008	61,951
	2009	39
	2010	11,002
	2011	14,891
	Thereafter	19,860
Contractual receivable		144,745
Unamortized differential between contractual and market interest rates on mortgages and loans receivable		(1,417)
		$ 143,238

6. Receivables and Other Assets

	March 31, 2007	December 31, 2006
Straight-line rental revenue in excess of base rents currently due in accordance with lease agreements	$ 27,760	$ 26,329
Maintenance capital expenditures recoverable from tenants	18,438	13,543
Fees receivable	13,200	13,074
Prepaid property taxes	12,326	1,542
Investments	11,213	7,566
Contractual rents receivable	10,950	8,879
Deposits on property acquisitions	9,518	16,552
Other	7,895	6,181
Prepaid property operating expenses	6,010	6,555
Capital assets net of accumulated amortization	4,154	4,262
Unamortized differential between contractual and above market rents for in-place leases at acquisition of income properties	2,829	3,037
Unamortized debt financing costs (Note 1 (b))	–	13,504
Discontinued operations	807	885
	$ 125,100	$ 121,909

7. Mortgages Payable

At March 31, 2007 mortgages payable bear interest at effective rates ranging between 4.36% and 8.73% (contractual rates between 4.76% and 11.88%) per annum with a weighted average quarter end rate of 6.42% (contractual at 6.5%) per annum, and mature between 2007 and 2034. Future repayments were as follows:

Years ending December 31, 2007	$ 141,151
2008	230,512
2009	296,927
2010	283,734
2011	106,281
Thereafter	994,023
Contractual obligation	2,052,628
Unamortized differential between contractual and market interest rates on liabilities assumed at the acquisition of properties	18,881
Unamortized debt financing costs	(5,604)
	$ 2,065,905

At March 31, 2007 the Trust had available secured revolving lines of credit totalling $203,500,000 (December 31, 2006 – $125,925,000) with Canadian financial institutions against which $50,994,000 of letters of credit (December 31, 2006 – $35,046,000) were drawn. These facilities are due upon six months notice by the lender if not in default.

8. Debentures Payable

The Trust had the following series of debentures outstanding:

i. $110,000,000 Series D senior unsecured, maturity of September 21, 2009, bearing contractual interest at 5.29% per annum, and payable semi-annually.

ii. $110,000,000 Series E senior unsecured, maturity of January 4, 2008, bearing contractual interest at 3.85% per annum, and payable semi-annually.

iii. $200,000,000 Series F senior unsecured, maturity of March 8, 2011, bearing contractual interest at 4.91% per annum, and payable semi-annually.

iv. $150,000,000 Series G senior unsecured, maturity of March 11, 2013, bearing contractual interest at 5.23% per annum, and payable semi-annually.

v. $100,000,000 Series H senior unsecured, maturity of June 15, 2012, bearing contractual interest at 4.7% per annum, and payable semi-annually.

vi. $100,000,000 Series I senior unsecured, maturity of February 6, 2026, bearing contractual interest at 5.953% per annum, and payable semi-annually.

vii. $100,000,000 Series J senior unsecured, maturity of March 24, 2010, bearing contractual interest at 4.938% per annum, and payable semi-annually.

At March 31, 2007 debentures payable bear interest at a weighted average quarter end effective rate of 5.26% (contractual at 4.98%) per annum. Future repayments were as follows:

Years ending December 31, 2008	$	110,000
2009		110,000
2010		100,000
2011		200,000
Thereafter		350,000
Contractual obligation		870,000
Unamortized debt financing costs		(6,465)
	$	863,535

9. ACCOUNTS PAYABLE AND OTHER LIABILITIES

	March 31, 2007	December 31, 2006
Tenant installations and capital expenditures	$ 34,472	$ 30,753
Property operating costs	32,951	31,737
Construction costs	28,770	19,729
Distributions payable to unitholders	22,793	21,961
Accrued interest on mortgages and debentures payable	17,723	24,063
Property taxes	14,412	8,531
Deferred income	12,363	8,933
Unamortized differential between contractual and below market rents for in-place leases at acquisition of income properties	12,210	1,437
Other	3,139	8,541
Accrued employee pension benefits (Note 13)	2,148	1,918
Unamortized differential between contractual and market interest rates on liabilities assumed at acquisition of properties (Note 1 (b))	–	13,258
Discontinued operations	2,310	2,481
	$ 183,291	$ 173,342

10. TRUST UNITS

Three months ended March 31	2007		2006	
	Units	$	Units	$
Units outstanding, beginning of period	199,647	$ 1,976,868	196,041	$ 1,906,859
Units issued:				
Public offering	6,600	166,650	–	–
Exhangeable limited partnership units (i)	829	21,000	–	–
Distribution reinvestment and direct purchase plans	674	16,580	622	13,717
Unit option plan	293	4,141	570	7,151
Value associated with unit option grants exercised	–	225	–	343
Unit issue costs	–	(7,086)	–	(99)
Units outstanding, end of period	208,043	$ 2,178,378	197,233	$ 1,927,971

(i) RioCan acquired an income property for which the consideration included the issuance to the vendors of exchangeable limited partnership units ("LP units"). The LP units have distributions that are economically equivalent to distributions on RioCan units, must ultimately be exchanged for RioCan units on a one-for-one basis, and are exchangeable at any time at the option of the holder.

11. DISTRIBUTIONS TO UNITHOLDERS

Three months ended March 31	2007	2006
Distributions to unitholders	$ 67,625	$ 63,453
Distributions to unitholders per unit	$ 0.3300	$ 0.3225

RioCan's Declaration of Trust ("Declaration") requires it to distribute to its unitholders at least 80% of its Distributable Income ("RDI"), determined annually. RDI as defined by the Declaration is based on the Trust's consolidated net earnings with certain required adjustments.

12. Unit Based Compensation Plans

(i) Incentive unit option plan

The Trust's incentive unit option plan (the "plan") provides for option grants to a maximum of 19,200,000 units. At March 31, 2007: 9,305,000 unit options were granted and exercised; 4,549,000 unit options were granted and remain outstanding; and 5,346,000 unit options remain available for issuance. The exercise price of each option equals the opening market price of the Trust's units on the date of grant and an option's maximum term is 10 years. All options granted through December 31, 2003 vest at 20% per year from the grant date, becoming fully vested after four years. All options granted after December 31, 2003 vest at 25% per annum commencing on the first anniversary of the grant, becoming fully vested after four years.

A summary of unit options granted under the plan at March 31, 2007 and 2006 and for the three months then ended was as follows:

	2007			2006		
Options	Units		Weighted average exercise price	Units		Weighted average exercise price
Outstanding, beginning of period	4,342	$	17.80	4,163	$	15.22
Granted	500	$	25.07	450	$	22.75
Exercised	(293)	$	14.12	(570)	$	12.55
Outstanding, end of period	4,549	$	18.83	4,043	$	16.44
Options exercisable at end of period	1,385	$	15.80	1,156	$	13.61
Weighted average fair value per unit of options granted during the period		$	2.44		$	2.55

The Trust accounts for this unit based compensation plan using the fair value method, under which compensation expense is measured at the grant date and recognized over the vesting period. Unit based compensation expense was calculated using the Black-Scholes Model for option valuation using assumptions as follows:

Three months ended March 31	2007	2006
Unit option holding period (years)	7	10
Volatility rate	16.5%	17.5%
Distribution yield	5.3%	5.7%
Risk free interest rate	4.0%	3.9%

(ii) Trustees' restricted equity unit plan ("REU")

The REUs provide for an allotment of REUs to each non-employee trustee ("member"). The value of REUs allotted appreciate or depreciate with increases or decreases in the market price of the Trust's units. Members are also entitled to be credited with REUs for distributions paid in respect of units of the Trust based on an average market price of the units. REUs vest and are settled three years from the date of issue by a cash payment equal to the number of vested REUs credited to the member based on an average market price of the Trust's units at the settlement date. At March 31, 2007 accounts payable and other liabilities included accrued compensation costs relating to the REUs of $942,000 (December 31, 2006 – $833,000).

13. Employee Future Benefits

The Trust maintains several pension plans for its employees.

(i) A defined contribution pension plan incurred current service costs in the amount of $112,000 for the three months ended March 31, 2007 and $102,000 for the comparative period of 2006.

(ii) The defined benefit pension plans' benefits are based on a specified length of service, up to a stated maximum. A summary of the defined benefit pension plans for the three months ended March 31, 2007 was as follows: fair value of plan assets – $776,000 (December 31, 2006 – $730,000); ending balance of accrued employee pension benefit – $2,148,000 (December 31, 2006 – $1,918,000); and pension expense – $265,000 (2006 – $155,000).

14. Investments in Co-ownerships

Summary financial information relating to the Trust's share of proportionately consolidated co-ownerships was as follows:

Balance Sheets

	March 31, 2007	December 31, 2006
Assets	$ 1,100,582	$ 1,079,659
Liabilities	687,111	667,305

Statements of Earnings

Three months ended March 31	2007	2006
Revenue	$ 37,958	$ 32,941
Net earnings	8,054	8,011
Contingencies and commitments (Note 19)		

At March 31, 2007 mortgages and loans receivable included $68,935,000 (December 31, 2006 – $65,944,000) receivable from co-owners.

15. Change in Non-cash Operating Items and Other

Cash flow provided by (used in)

Three months ended March 31	2007	2006
Amounts receivable	$ (3,379)	$ (7,748)
Mortgage interest receivable	(1,155)	(232)
Prepaid expenses and other assets	(10,055)	(7,375)
Accounts payable and other liabilities	(1,009)	(5,180)
Other	3,053	180
	$ (12,545)	$ (20,355)

16. Income Taxes

The Trust currently qualifies as a mutual fund trust for income tax purposes. The Trust is required by its Declaration to distribute all of its taxable income to unitholders and is entitled to deduct such distributions for income tax purposes. Accordingly, no provision for income taxes is currently required.

On October 31, 2006, the Minister of Finance (Canada) announced changes to the tax treatment of publicly-traded trusts and partnerships. On March 27, 2007, revised draft legislation to implement the changes was released (the "Draft Legislation"). The Draft Legislation will apply commencing in 2011 to a publicly-traded trust that is a specified investment flow-through entity ("SIFT") which existed before November 1, 2006 (an "Existing Trust"). However, an Existing Trust which qualifies as a real estate investment trust (a "REIT") will be exempt from taxation under the Draft Legislation (the "REIT Exemption").

The Trust intends to qualify for the REIT Exemption prior to 2011. However, it is not currently possible to predict the final form of the Draft Legislation and whether the changes as ultimately enacted will have an adverse effect on the Trust. In order to qualify for the REIT Exemption, the Trust may be required to restructure its affairs.

Where an entity is a SIFT which does not qualify for the REIT Exemption, certain distributions will not be deductible in computing the income of the SIFT for tax purposes, and the SIFT will be subject to tax on such distributions at a rate substantially equivalent to the general corporate income tax rate. Distributions paid by a SIFT as returns of capital will not be subject to this tax. An Existing Trust which does not qualify for the REIT Exemption may become subject to tax as a SIFT prior to 2011 if it undergoes "undue expansion" (as defined by the Draft Legislation) prior to 2011.

17. Segmented Disclosures

The Trust owns, develops and operates shopping centres located in Canada. Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical basis. Accordingly, the Trust has a single reportable segment for disclosure purposes in accordance with GAAP.

No single tenant accounted for 10% or more of the Trust's rental revenue.

Additional information on the Trust's activities in Canadian provinces providing more than 10% of rental revenue or net carrying amount of income properties was as follows:

	Rental revenue for the three months ended March 31,		Net carrying amount of income properties at	
Province	2007	2006	March 31, 2007	December 31,2006
Ontario	$ 100,938	$ 88,912	$ 2,676,177	$ 2,420,111
Quebec	30,819	24,184	687,407	713,701
Alberta	15,926	13,598	472,154	463,901
All others	17,273	15,645	472,631	472,719
	$ 164,956	$ 142,339	$ 4,308,369	$ 4,070,432

18. Financial Instruments

The Trust's rents receivable, mortgages and loans receivable, cash and short term investments and accounts payable and other liabilities are substantially carried at cost, which approximates fair value. The fair value of other financial instruments is based upon discounted future cash flows using discount rates that reflect current market conditions for instruments with similar terms and risks. Such fair value estimates are not necessarily indicative of the amounts the Trust might pay or receive in actual market transactions. Potential transaction costs have also not been considered in estimating fair value.

(i) Fair value of financial instruments

	At March 31, 2007	
	Carrying value	Fair value
Mortgages payable	$ 2,065,905	$ 2,166,669
Debentures payable	$ 863,535	$ 872,155

(ii) Risk management

(a) Credit risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. The Trust mitigates this risk by conducting credit assessments on new lessees and by ensuring that its tenant mix is diversified through a large tenant base, geographically, and by limiting its exposure to any one tenant.

Further risks arise in the event that borrowers default on the repayment of their mortgages to the Trust. Such risk is mitigated through due diligence and evaluation of the worth of the underlying real estate investments.

(b) Interest rate risk

The Trust is exposed to interest rate risk on its borrowings. The Trust seeks to reduce its interest rate risks by staggering the maturity dates of its long term debt and by limiting the use of floating rate debt.

19. CONTINGENCIES AND COMMITMENTS

(a) Guarantees

The Trust has provided guarantees on behalf of third parties. Also, the Trust's guarantees remain in place for certain debts assumed by purchasers in connection with property dispositions, and will remain until such debts are refinanced or extinguished or the lenders agree to release the Trust's covenants. Recourse would be available to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. At March 31, 2007 such guarantees amounted to approximately $583,000,000 and expire between 2007 and 2034. No liability in excess of the fair value of the guarantees has been recognized in these financial statements as the estimated fair value of the borrowers' interests in the real estate investments was greater than the mortgages payable for which the Trust provided guarantees.

(b) Contractual obligations on real estate investments

(i) The Trust has entered into an agreement to acquire three real estate investments from one vendor. These acquisitions are being completed in stages as leasable area is occupied by tenants. The purchase prices are determined by valuing such areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for vacant space and additional buildable density. At March 31, 2007 the estimated remaining obligations under these agreements were $31,000,000, which acquisitions were completed in April 2007.

(ii) The Trust has entered into an agreement to acquire a 50% interest in a real estate investment. This acquisition is being completed in stages as leasable area is occupied by tenants. The purchase price is determined by valuing such areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for vacant space and additional buildable density. At March 31, 2007 the estimated remaining obligation under this agreement was $60,000,000 and the acquisition is expected to close before the end of 2007. At any time after the final closing of this transaction and three years from such date, the vendor has the right to sell the whole or part of its remaining 50% interest to the Trust at fair market value.

In addition, the Trust acquired a 50% interest in an adjacent property under development from the same vendor. At any time during the three years after substantial completion of this development, the vendor has the right to sell the whole or part of its remaining 50% interest to the Trust at fair market value.

(iii) The Trust entered into an agreement to dispose of interests (ranging from 22.5% to 50%) in three real estate investments. These dispositions are being completed in stages as leasable area is occupied by tenants. The sale prices are determined by valuing such areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for additional buildable density. At March 31, 2007 the estimated remaining selling prices under this agreement for the years ending December 31 were: 2007 – $64,500,000; and 2008 – $42,500,000.

The terms "RioCan", "the Trust", "we", "us" and "our" in the following Management's Discussion and Analysis ("MD&A") refer to RioCan Real Estate Investment Trust and its consolidated financial position and results of operations for the three months ended March 31, 2007 and 2006. Our MD&A dated April 27, 2007 should be read in conjunction with our interim consolidated financial statements for the three months ended March 31, 2007 and 2006. Our MD&A should also be read in conjunction with our audited consolidated financial statements and our MD&A for the two years ended December 31, 2006 and 2005, a copy of which can be obtained on SEDAR at www.sedar.com. Historical results and percentage relationships contained in our interim and annual consolidated financial statements and MD&A, including trends which might appear, should not be taken as indicative of our future operations.

Advisory: *Certain information included in this MD&A contains forward-looking statements within the meaning of applicable securities laws including, among others, statements concerning our 2007 objectives, our strategies to achieve those objectives, as well as statements with respect to management's beliefs, plans, estimates, and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue", or similar expressions suggesting future outcomes or events. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.*

These statements are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described under Risks and Uncertainties in this MD&A, which could cause our actual results to differ materially from the forward-looking statements contained in this MD&A. Those risks and uncertainties include risks associated with real property ownership, financing and interest rates, environmental matters, construction, unitholder liability, and income taxes as they relate to income trust and real estate investment trust ("REIT") Draft Legislation. Material factors or assumptions that were applied in drawing a conclusion or making an estimate set out in the forward-looking information include that: the general economy remains stable; interest rates are relatively stable; acquisition capitalization rates are stable; competition for acquisitions of shopping centres remains intense; a continuing and accelerating trend towards land use intensification in high population growth markets; the cost of land suitable for greenfield development will continue to increase making our ability to achieve acceptable returns through our development program increasingly difficult; and equity and debt markets continue to readily provide access to capital. Although the forward-looking information contained in this MD&A is based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements in this MD&A are qualified by these cautionary statements. Except as required by applicable law, RioCan undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Overview

We are an unincorporated "closed-end" trust governed by the laws of the Province of Ontario and constituted pursuant to a Declaration of Trust ("Declaration"). We are publicly traded and listed on the Toronto Stock Exchange under the symbol REI.UN. We are Canada's largest REIT as measured by the book value of our assets and total stock market capitalization.

At March 31, 2007:

- We had ownership interests in a portfolio of 198 shopping centres comprising 30.8 million square feet with a portfolio occupancy rate of 97.1%;
- Greenfield development projects comprised approximately 6.5 million square feet, of which our ownership interest will be approximately 2.9 million square feet;
- 82.4% of our annualized rental revenue was derived from, and 83.4% of our space was leased to, national and anchor tenants;
- Approximately 49.6% of our annualized rental revenue was derived from our 25 largest tenants;
- No individual tenant comprised more than 5.7% of the portfolio's annualized rental revenue;
- We had approximately 5,100 individual tenancies; and
- We employed approximately 690 people.

Vision and Business Strategy

Our purpose is to deliver to our unitholders stable and reliable cash distributions that will increase over the long term. We do so by following a strategy of owning, developing and operating retail real estate, as well as mixed use real estate with a significant retail component.

Based on Statistics Canada 2006 Census reports, approximately 45% of the Canadian population resides in six high population growth markets ("high growth markets"), including and surrounding: Calgary, Alberta; Edmonton, Alberta; Montreal, Quebec; Ottawa, Ontario; Toronto, Ontario; and Vancouver, British Columbia. As growth in population dictates growth in retail sales, which in turn results in more demand for space and higher rents, increasingly our focus is to own properties mainly in those high growth markets having in excess of one million people. Shopping centres located in high growth markets also offer more opportunities for extracting value, for example, by rezoning sites for even higher and better uses. RioCan also owns properties in strong secondary markets where our goal is to own the dominant unenclosed centre(s) in those markets. Examples are Kingston, Ontario and Quebec City, Quebec. However, the above focus will not preclude our acquisition of stable and low risk retail properties outside high population growth areas.

Our core investment strategy is to focus on stable, low risk predominately retail properties in the six Canadian high growth markets to satisfy our purpose of creating stable and growing cash flows from our property portfolio and cash distributions to our unitholders.

The specific retail assets in which we currently invest are:

- New format retail centres

  New format retail centres are large aggregations of dominant retailers grouped together at high traffic and easily accessible locations. These unenclosed campus-style centres are generally anchored by supermarkets and junior department stores and may include entertainment (movie theatres, large-format bookstores and restaurants) and fashion components.

- Neighbourhood convenience unenclosed centres

  Neighbourhood convenience unenclosed centres are generally supermarket and/or junior department store anchored shopping centres, typically comprising between 60,000 to 250,000 square feet of leasable area. Other convenience-oriented tenants generally include drug stores, restaurants and other service providers.

- Urban retail properties

  Urban retail properties are high-quality, innovative multi-level format retail centres located in major urban markets. The centres are situated in high-density locations and may sometimes be part of a multi-use complex.

For the three months ended March 31, 2007, 63.7% of our rental revenue was derived from the six Canadian high growth markets noted above as compared to 62.4% for the comparative period of 2006.

As we have a full range of real estate related in-house functional capabilities, we also enhance cash flows from our property portfolio by leveraging these capabilities through pursuing opportunities where value-added potential exists. Such initiatives would generally encompass:

- The acquisition of properties that would not be core investments for RioCan and undertaking redevelopment and/or repositioning activities with the intention of resale at the completion of the value-added process. Additionally where we can help achieve other business objectives, we may consider properties (or portions thereof) that would otherwise be core investments, as properties held for resale. Such initiatives may be undertaken on our own or with partners and are further discussed under Properties Held For Resale.
- Land use intensification opportunities arise from the fact that retail centres are generally built with lot coverage of approximately 25% of the underlying land; therefore, particularly in urban markets, we can obtain additional density (retail or otherwise) on our existing property portfolio and, since we already own the underlying land, are able to achieve relatively high returns on the new capital invested.

The key measures by which management evaluates its success in the achievement of its objectives are the growth and stability of cash flows from our property portfolio and cash distributions to unitholders. A review of these key measures is found in our discussion under Distributions to Unitholders.

2007 Outlook

Our objectives for 2007 are to: (i) continue enhancing the quality of our real estate portfolio as measured by the stability, reliability and growth of the resulting cash flows; (ii) achieve growth in our cash distributions per unit to unitholders; and (iii) continue to maintain and further increase the supply of greenfield development projects in our development pipeline.

Our ability to achieve these objectives is dependent, amongst other things, on the following assumptions:

- The general economy remains stable;
- Interest rates remain relatively stable;
- Acquisition capitalization rates remain stable;
- Competition for acquisitions of shopping centres remains intense;
- Continuing and accelerating trend towards land use intensification in high growth markets;
- The cost of land suitable for greenfield development will continue to increase making our ability to achieve acceptable returns through our development program increasingly difficult; and
- Equity and debt capital markets continue to readily provide access to capital.

Initiatives already commenced by RioCan to pursue these objectives, while adhering to our strategy of owning properties in high growth markets, include: (i) new format retail development projects undertaken both with and without partners; (ii) continued focus on land use intensification at our existing properties; and (iii) continued pursuit of strategic alliances with partners for core investment opportunities.

The achievement of our objectives is partially dependent on successful mitigation of business risks, which is discussed below in Risks and Uncertainties. RioCan believes it has identified and mitigated such risks to the extent practical and is committed to identifying and implementing the actions required to achieve its strategy.

Asset Profile

Income Properties

Our income properties are comprised of two distinct components, being:

- Long-lived income properties (those income properties consistent with RioCan's core investment strategy as discussed above); and
- Properties held for resale (properties for which there is no intention of their being owned on a long term basis, and which are to be sold in the ordinary course of business) including properties acquired or developed directly and indirectly with partners.

The changes in our net carrying amount of income properties were as follows:

(thousands of dollars)

Three months ended March 31	2007	2006
Balance, beginning of period	$ 4,070,432	$ 3,874,727
Acquisitions of income properties	256,264	76,149
Acquisition and development of properties held for resale	16,504	10,205
Disposition of properties held for resale	(1,930)	(12,142)
Tenant installation costs	4,828	3,555
Completion of properties under development	22,743	30,810
Future redevelopment of properties and other	(26,534)	(7,356)
Amortization expense	(33,938)	(29,705)
Balance, end of period	$ 4,308,369	$ 3,946,243

The changes in gross leasable area of our income properties were as follows:

(square feet in thousands)

Three months ended March 31	2007	2006
Gross leasable square feet, beginning of period	29,645	28,524
Additions	1,089	298
Dispositions	(47)	(112)
(Re)development and other	88	142
Gross leasable square feet, end of period	30,775	28,852

1. *Long-Lived Income Properties*

Competition for retail real estate acquisitions remains intense. Many of our acquisition opportunities are transactions arising from our relationships with retailers/tenants and partners.

During the three months ended March 31, 2007 we acquired approximately 1.1 million square feet, including the Yonge Eglinton Centre for a purchase price of $223 million (an approximately 1 million square foot mixed-use complex in midtown Toronto). The consideration included the assumption of approximately $56 million of indebtedness, cash and the issuance to the vendors of exchangeable limited partnership units ("LP units") for approximately $21 million. The LP units are exchangeable on a one-for-one basis for RioCan units. These exchangeable LP units have been accounted for by us as unitholders' equity. Of the remaining 89,000 square feet of first quarter acquisitions, 59,000 square feet was located in a high growth market.

During the three months ended March 31, 2006 we acquired 298,000 square feet of new format retail centres located in a high growth market.

In making an acquisition decision, we recognize that some property acquisitions require substantial capital expenditures to enable them to compete effectively. We take these capital improvement costs into consideration at the time of acquisition.

Our portfolio requires ongoing investments of capital for tenant installation costs related to new and renewal tenant leases. Tenant installation costs consist of tenant improvements and other leasing costs, including certain costs associated with our internal leasing professionals (primarily compensation costs).

Based on our income property portfolio at March 31, 2007 and our expectations for that portfolio, we estimate that annual investments of capital for tenant installation costs are between $16 million and $18 million, which, amongst other factors, have been considered in determining the amount we distribute to our unitholders.

Investments of capital for tenant installation costs for our income properties are dependent upon many factors, including, but not limited to, our lease maturity profile, unforeseen tenant bankruptcies and the location of our income properties.

We also invest capital on a continuous basis to ensure the maintenance of the ongoing earnings capacity of our income properties. Typical costs incurred are for roof replacement programs and the repaving of parking lots. Tenant leases generally provide for our ability to recover such costs from tenants (generally over time) as property operating costs. Where such amounts are not recoverable under tenant leases, we expense or capitalize these amounts to income properties, as appropriate. Expenditures for recoverable and non-recoverable maintenance capital for our income properties were as follows:

(thousands of dollars)

Three months ended March 31	2007	2006
Maintenance capital		
Recoverable from tenants	$ 457	$ 251
Non-recoverable	345	151
	$ 802	$ 402

Based on our income property portfolio at March 31, 2007 and our expectation for that portfolio, we estimate that (recoverable and non-recoverable) annual maintenance capital expenditures are between $7.5 million and $8.5 million, which, amongst other factors, have been considered in determining the amount we distribute to our unitholders.

Maintenance capital expenditures for our income properties are dependent upon many factors, including, but not limited to, the number, age and location of our income properties. At March 31, 2007 the estimated weighted average age of our income property portfolio was 13.2 years.

Co-Ownership Activities included in Long-Lived Income Properties

Co-ownership activities represent real estate investments in which RioCan owns an undivided interest or where we have joint control with our partners. We record our proportionate share of assets, liabilities, revenue and expenses of all co-ownerships in which we participate.

We have joint investments with Kimco Realty Corporation ("Kimco"), a U.S. REIT listed on the New York Stock Exchange. At March 31, 2007 these joint investments ("RioKim") were comprised of interests in 35 properties aggregating approximately 8.2 million square feet of which our book value was approximately $551 million. As a normal part of our business, RioCan provides guarantees on behalf of third parties, including certain partners and co-owners for their share of mortgages payable. At March 31, 2007 RioCan, on behalf of Kimco, had provided guarantees on approximately $322 million of mortgages payable for Kimco's share of properties held through RioKim, for which we receive guarantee fees. RioCan provides property management, development and leasing services for all properties that are owned through RioKim.

We have joint investments with the Canada Pension Plan Investment Board ("CPPIB") with which we entered into an agreement during 2006 to dispose of interests (ranging from 22.5% to 50%) comprising approximately 536,000 square feet in three greenfield developments. These dispositions are being completed in stages as leasable area is occupied by tenants. The sale prices are determined by valuing such areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for additional buildable density. At March 31, 2007 the estimated sale proceeds under this agreement for the years ending December 31 were: 2007 – $64.5 million; and 2008 – $42.5 million. During the first quarter of 2007, $2.7 million of disposition proceeds were recognized under this agreement and the resulting gains have been included in gains on Properties Held for Resale (see below).

RioCan will provide all property management, asset management, leasing, development and construction management services for centres co-owned with CPPIB. The creation of this joint venture platform is important to RioCan not only for its future potential but also in carrying forward our strategy of creating reliable, long term third party streams of fee income.

2. Properties Held for Resale

As discussed above (see Vision and Business Strategy) we have a strategy of leveraging our in-house real estate expertise by pursuing opportunities where value-added potential exists, but the resulting assets would not be core investments. Properties held for resale are properties to be acquired or developed for which we have no intention of their being used on a long term basis and plan to dispose of such properties in the ordinary course of business. We expect to earn a return on these assets through a combination of property operating income earned during the relatively short holding period (and included in net earnings) and sales proceeds. No amortization is recorded on properties held for resale.

The components of gains on properties held for resale were as follows:

(thousands of dollars)

Three months ended March 31		2007		2006
Properties acquired or (re)developed by us for resale without partners and co-owners	$	2,003	$	2,290
Properties acquired or (re)developed for resale with partners and co-owners		1,242		4,911
	$	3,245	$	7,201

Properties Acquired or (Re)Developed for Resale with Partners and Co-Owners

Equity investments comprise real estate investments where we exercise significant influence (but not control or joint control) over the investment, and are accounted for using the equity method. This method adjusts the original cost of our investment for RioCan's share of net earnings, capital advances and distributions receivable or received. Equity accounted for investments were $12.9 million at March 31, 2007 and $11.8 million at December 31, 2006.

We have a 15% equity interest ($11.1 million at March 31, 2007) in RioCan Retail Value L.P. ("RRVLP"). RRVLP was formed in 2003 with a 60% participation by the Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF") and a 25% participation by the Ontario Municipal Employees Retirement System. The business of RRVLP is to acquire underperforming shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a number of years. RRVLP provides RioCan with a vehicle that enables it to benefit as a minority investor in pursuing value-added opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance.

By December 31, 2005 the partners had committed the full capital resources of RRVLP, which capital was invested in 12 centres aggregating approximately 3.4 million square feet. By March 31, 2007 seven properties had been sold, of which one property was sold during the first quarter of 2007 (for which RioCan's 15% share of disposition gain was $1.1 million and is included in gains on properties held for resale). The partners have agreed to monetize all remaining investments in RRVLP by November 2009.

In the first quarter of 2006 RioCan and TIAA-CREF announced the formation of a new joint venture named RRVLP II to invest in assets with a predominantly retail component where RioCan believes it can undertake value-added activities to increase the operating income of a property and then to dispose of these assets over a period of five years. Since forming this joint venture, competition for this type of retail real estate product has further intensified. As a result, RioCan and TIAA-CREF have agreed to suspend their obligations to each other relating to this co-ownership until September 2007, at which time the parties will reassess their plans.

Properties Under Development

We have a greenfield development program primarily focused on new format and urban retail centres. The provisions of our Declaration have the effect of limiting direct and indirect investments (net of related mortgage debt) in non-income producing properties to no more than 15% of the book value of unitholders' equity. Such developments may also be undertaken with established developers either on a co-ownership basis or by providing them with mezzanine financing. With some exceptions, from time to time, for land in the six Canadian high growth markets, generally we will not acquire or fund significant expenditures for undeveloped land unless it is zoned and an acceptable level of space has been pre-leased/pre-sold. An advantage of unenclosed, new format retail is that it lends itself to phased construction keyed to leasing levels, which avoids the creation of meaningful amounts of vacant space.

As a normal part of our business, we also expand and redevelop (components of) existing shopping centres to create and/or extract additional value.

The costs related to these (re)development activities are comprised of acquisition costs, third party and internal costs directly related to the development and initial leasing of the properties, including applicable salaries and other direct costs, property taxes, and interest on both specific and general debt.

The changes in the carrying amount of our properties under development were as follows:

(thousands of dollars)

Three months ended March 31	2007	2006
Balance, beginning of period	$ 228,912	$ 218,265
Acquisitions and expenditures	44,264	35,164
Completion of properties under development	(22,743)	(30,810)
Future redevelopment of properties and other	26,511	7,831
Balance, end of period	$ 276,944	$ 230,450

Mortgages and Loans Receivable

At March 31, 2007 mortgages and loans receivable bear interest at contractual rates ranging between 0% and 18% per annum with a weighted average quarter end rate of 4.69% per annum, and mature between 2007 and 2015. Future repayments were as follows:

Years ending December 31, 2007	$	37,002
2008		61,951
2009		39
2010		11,002
2011		14,891
Thereafter		19,860
Contractual receivable		144,745
Unamortized differential between contractual and market interest rates on mortgages and loans receivable		(1,417)
	$	143,328

At March 31, 2007 mortgages and loans receivable were $143.3 million (of which $68.9 million was receivable from co-owners) compared to $96.4 million at December 31, 2006 (of which $65.9 million was receivable from co-owners). The increase in mortgages and loans receivable is commensurate with our increased investment in greenfield development activities with partners.

The changes in the carrying amount of our mortgages and loans receivable were as follows:

(thousands of dollars)

Three months ended March 31		2007		2006
Balance, beginning of period	$	139,607	$	75,014
Principal advances		8,040		32,461
Mortgages and loans taken back on property dispositions		1,480		–
Principal repayments		(5,536)		(11,293)
Interest receivable and other		1,154		194
Contractual obligation		144,745		96,376
Unamortized differential between contractual and market interest rates on mortgages and loans receivable (previously included with accounts payable and other liabilities)		(1,417)		–
Balance, end of period	$	143,328	$	96,376

Mortgages and loans receivable advances and repayments relating to properties held for resale are included in cash flows from operating activities (see Sources and Uses of Cash below). All other mortgages and loans receivable advances and repayments are included in cash flows used in investing activities.

Capital Structure

Debt

Standard & Poor's Ratings Services ("S&P") and Dominion Bond Rating Service Limited ("DBRS") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to default in payment (generally D). At March 31, 2007 and 2006: (i) S&P provided us with an entity credit rating of BBB and a credit rating of BBB- relating to RioCan's senior

unsecured debentures payable ("debentures"); and (ii) DBRS provided us with a credit rating of BBB (stable) relating to RioCan's debentures. A credit rating of BBB- or higher is an investment grade rating and is generally an indication of adequate credit quality as defined by both S&P and DBRS.

RioCan's Declaration provides for maximum total debt levels up to 60% of Aggregate Assets (defined in the Declaration as total assets plus accumulated amortization of income properties as recorded by us calculated in accordance with generally accepted accounting principles ("GAAP")). At March 31, 2007 our indebtedness was 54.9% of Aggregate Assets and we could therefore incur additional indebtedness of approximately $677 million and still not exceed a 60% leverage limit.

Revolving Lines of Credit

At March 31, 2007 we had two revolving lines of credit in place with Canadian chartered banks:

- One revolving line of credit has a maximum loan amount of $200 million, against which $48.2 million of letters of credit ("LC") were drawn (but no cash advances). This facility is secured by a first charge against certain income properties. Should the aggregate agreed values for lending purposes of such properties fall below $200 million (through reappraisal or sale of the property providing the security), RioCan has the option to provide substitute income properties as additional security.

  This facility is due upon six months notice by the lender if not in default, and bears interest at the bank's prime rate or, at our option, the banker's acceptances rate plus 0.95%. Aside from the requirement to not exceed the 60% leverage limit required by our Declaration, this facility is subject to customary terms and conditions which we believe would not limit the distributions we currently expect to distribute to our unitholders in the foreseeable future.

- We have a 50% interest in a RioKim LC facility, which provides for a maximum amount of $7 million against which $5.6 million of LCs were drawn. This facility is subject to repayment not later than one year from the date of issuance of an LC.

Debentures Payable

At both March 31, 2007 and December 31, 2006 we had seven series of debentures outstanding totaling $870 million.

Our debentures have covenants relating to our 60% leverage limit discussed above, maintenance of a $1 billion Adjusted Book Equity (defined as unitholders equity plus accumulated amortization of income properties as reported in our consolidated financial statements), and maintenance of an interest coverage ratio of 1.65 times or better.

There were no debentures issued during the first quarter of 2007. During the three months ended March 31, 2006 we completed the following debenture issue transactions:

- On February 7, 2006 we issued $100 million Series I debentures, maturing February 6, 2026, bearing interest at 5.953% per annum, payable semi-annually. These debentures have a different covenant pattern than all of our other outstanding series, the key difference being that we have the right at any time to convert these debentures to mortgage debt (subject to the acceptability of the security given to the debentureholders). In such event, the covenants relating to our 60% leverage limit, minimum book equity and interest coverage ratio would be eliminated for this debenture; and
- On March 24, 2006 we issued $100 million Series J debentures, maturing March 24, 2010, bearing interest at 4.938% per annum, payable semi-annually.

Changes in the carrying amount of our debentures payable resulted primarily from the following:

(thousands of dollars)

Three months ended March 31	2007	2006
Balance, beginning of period	$ 870,000	$ 670,000
New borrowings	–	200,000
Contractual obligation	870,000	870,000
Unamortized debt financing costs (previously included with receivables and other assets)	(6,465)	–
Balance, end of period	$ 863,535	$ 870,000

Mortgages Payable

At March 31, 2007 we had mortgages payable of $2.07 billion as compared to $1.91 billion at December 31, 2006. The vast majority of our mortgage indebtedness provides recourse to the assets of the Trust (as opposed to only having recourse to the specific property charged). We follow this policy as it generally results in lower interest costs and higher loan-to-value ratios than would otherwise be obtained.

At March 31, 2007 the contractual interest rates on our mortgages payable ranged from 4.76% to 11.88% per annum with a quarter end weighted average interest rate of 6.5% per annum. Changes in the carrying amount of our mortgages payable resulted primarily from the following:

(thousands of dollars)

Three months ended March 31	2007	2006
Balance, beginning of period	$ 1,910,587	$ 1,753,277
Borrowings:		
New	150,897	42,288
Assumed on the acquisition of properties	65,028	–
Principal repayments:		
Scheduled amortization	(12,510)	(11,062)
At maturity or early repayment	(61,374)	(35,137)
Contractual obligation	2,052,628	1,749,366
Unamortized differential between contractual and market interest rates on liabilities assumed at the acquisition of properties (previously included with accounts payable and other liabilities)	18,881	–
Unamortized debt financing costs (previously included with receivables and other assets)	(5,604)	–
Balance, end of period	$ 2,065,905	$ 1,749,366

Mortgages payable borrowings and repayments relating to properties held for resale are included in cash flows from operating activities (see Sources and Uses of Cash below). All other mortgages payable advances and repayments are included in cash flows from financing activities.

Aggregate Debt Maturities

On a combined basis, our mortgages and debentures payable bear a March 31, 2007 quarter end weighted average contractual interest rate of 6.05% with a weighted average term to maturity of 5.7 years, and had repayments for the next five years as follows:

	Contractual Principal Repayments			
	Scheduled	Principal maturities		
(thousands of dollars)	principal amortization	Mortgages payable	Debentures payable	Total
Years ending December 31, 2007	$ 41,529	$ 99,622	$ –	$ 141,151
2008	51,973	178,539	110,000	340,512
2009	49,907	247,020	110,000	406,927
2010	42,043	241,691	100,000	383,734
2011	37,219	69,062	200,000	306,281
Thereafter	173,311	820,712	350,000	1,344,023
	$ 395,982	$ 1,656,646	$ 870,000	$ 2,922,628

We expect that all maturities will be refinanced or repaid in the normal course of business.

Trust Units

Unit issuances were as follows:

(number of units in thousands) Three months ended March 31	2007	2006
Units outstanding, beginning of period	199,647	196,041
Units issued:		
Public offering	6,600	–
Exchangeable limited partnership units	829	–
Distribution reinvestment and direct purchase plans	674	622
Unit option plan	293	570
Units outstanding, end of period	208,043	197,233

As discussed under Income Properties, on January 31, 2007 RioCan acquired the Yonge Eglinton Centre which consideration included the issuance to the vendors of exchangeable limited partnership units ("LP units") for approximately $21 million. The LP units have distributions that are economically equivalent to distributions on our trust units, must ultimately be exchanged for our trust units on a one-for-one basis, and are exchangeable at any time at the option of the holder. As required by GAAP, these exchangeable LP units have been accounted for by us as unitholders' equity.

All trust units outstanding have equal rights and privileges and entitle the holder thereof to one vote for each unit at all meetings of unitholders.

We provide long term incentives to certain employees by granting options through a unit option plan. Options granted permit employees to acquire units at an exercise price equal to the opening market price at the date the option is granted. The objective of granting unit based compensation is to encourage plan members to acquire an ownership interest in us over time and acts as a financial incentive for such persons to act in the long term interests of RioCan and its unitholders. At March 31, 2007, 5.3 million units remain available for issuance under the unit option plan.

During the three months ended March 31, 2007 we granted 500,000 unit options under the unit option plan compared to 450,000 for the same period during 2006.

Additionally, we have a Restricted Equity Unit ("REU") plan which provides for an allotment of REUs to each non-employee trustee. The value of the REUs allotted appreciate or depreciate with increases or decreases in the market price of the Trust's units.

Other Capital Commitments

Our contractual obligations (in addition to long term debt discussed above) at March 31, 2007 were $91 million relating to agreements of purchase and sale which are expected to be completed by the end of 2007.

Off Balance Sheet Liabilities and Guarantees

At March 31, 2007 we had real estate investments accounted for using the equity method that could be viewed to give rise to off balance sheet debt of $17.2 million, which would have increased our indebtedness to 55.1% of Aggregate Assets.

We have provided guarantees on behalf of third parties (for which we generally are paid a fee) as, amongst other reasons, it generally results in lower interest costs and higher loan-to-value ratios than would otherwise be obtained where we are also co-owners or partners. Also, our guarantees remain in place for certain debts assumed by purchasers in connection with property dispositions, and will remain until such debts are refinanced or extinguished or lenders agree to release RioCan's covenants. Recourse would be available to us under these guarantees in the event of a default by the borrowers, in which case we would have a claim against the underlying real estate investments. At March 31, 2007 such guarantees amounted to approximately $583 million and expire between 2007 and 2034. We determined that the estimated fair value of the borrowers' interests in the real estate investments was greater than the mortgages payable for which we provided guarantees, and therefore we did not provide for any losses on such guarantees in our consolidated financial statements.

At March 31, 2007 the parties on behalf of which we had outstanding guarantees were as follows:

(thousands of dollars)

Partners and co-owners		
Kimco	$	321,557
Trinity Development Group Inc.		64,417
Other		26,446
Assumption of mortgages by purchasers on property dispositions		
Retrocom Mid-Market REIT		69,854
RRVLP		11,584
Other		89,159
	$	583,017

Liquidity

Liquidity refers to our having and/or generating sufficient amounts of cash and equivalents to fund our ongoing operational commitments, distributions to unitholders and planned growth in our business.

Our Declaration requires us to distribute to our unitholders at least 80% of our RDI, determined annually. We retain a portion of our RDI to help fund ongoing maintenance capital expenditures, tenant installation costs and long-term unfunded contractual obligations (i.e. unfunded pension obligations), amongst other items. Unitholder distributions reinvested through the distribution reinvestment and direct purchase plans also contribute to funding such cash outflows.

Cash on hand, borrowings under our revolving credit facilities, and Canadian equity and debt capital markets also provide the necessary liquidity to fund our ongoing and future capital expenditures and obligations. At December 31, 2006 we had:

- cash and short-term investments of $86.9 million;
- $152.5 million of undrawn bank lines of credit;
- indebtedness of 54.9% of Aggregate Assets and we could therefore incur additional indebtedness of $677.4 million and still not exceed our 60% leverage limit; and
- unitholder distributions reinvested through the distribution reinvestment and direct purchase plans of $16.6 million (representing 24.5% of total distributions to unitholders) for the three months ended March 31, 2007 compared against $13.7 million (21.6%) for the comparative period of 2006.

Sources and Uses of Cash

A summary of certain components of our Statements of Cash Flows included in our consolidated financial statements were as follows:

Cash flows provided by (used in)
(thousands of dollars)

Three months ended March 31	2007	2006
Operating activities before undernoted	$ 70,185	$ 66,604
Change in operating assets and liabilities	(12,545)	(20,355)
Adjustment of gain on properties held for resale to cash basis	412	20,222
Acquisition and development of properties held for resale, net of related financing and other	(10,677)	(9,002)
Cash flows provided by operating activities	$ 47,375	$ 57,469
Acquisition of, and capital expenditures on, income properties and properties under development	$ (186,312)	$ (118,579)
Tenant installation costs	(4,242)	(3,518)
Mortgages and loans receivable, net of repayments	(7,097)	(29,087)
Investments	(4,183)	2,262
Cash flows used in investing activities	$ (201,834)	$ (148,922)
Mortgages payable, net of repayments	$ 80,776	$ (4,795)
Debentures payable	–	198,548
Distributions to unitholders	(66,794)	(63,325)
Issuance of units	180,284	20,768
Cash flows provided by financing activities	$ 194,266	$ 151,196
Increase in cash and equivalents	39,807	59,743
Cash and equivalents, beginning of period	47,103	22,874
Cash and equivalents, end of period	$ 86,910	$ 82,617

Cash Flow Provided by Operating Activities

The decrease in cash flows relating to operating assets and liabilities resulted primarily from the following:

Cash flow provided by (used in)
(thousands of dollars)

Three months ended March 31	2007	2006
Rental revenue collected (recorded) in current period net earnings in excess of rental revenue received in cash	$ 1,218	$ (862)
Excess of property tax installments paid over collections pursuant to tenant leases	(9,016)	(5,687)
Out-performance incentive fees which have been earned in the current period but have not yet been received in cash in accordance with related agreements	(94)	(4,206)
Interest paid in excess of interest expense deducted in current period net earnings	(5,766)	(3,751)
Timing of commodity tax installment payments and other	1,113	(5,849)
	$ (12,545)	$ (20,355)

Included in rental revenue are property operating costs and taxes recoverable by us under tenant leases. We typically collect such tenant recoveries in equal monthly installments, with the excess being billed to our tenants after the end of the year. Although we experience fluctuations in cash outflows related to property tax installments during the year, in general such recoveries are substantially collected from tenants by the end of the year.

As previously discussed under Income Properties, where we own trading assets with partners we may also earn an out-performance incentive fee for exceeding agreed upon benchmarks. While income from these programs is recurring, gains and related performance fees (being disposition-dependent) are not necessarily earned in consistent amounts in each and every reporting period. Additionally, out-performance incentive fees in some cases may be earned but not yet collectible in cash in accordance with related agreements. The result is that we generally experience fluctuations in cash flows from operating activities relating to properties held for resale and fee income.

Cash Flow Used in Investing Activities

Changes in cash flows relating to investing activities are discussed under Asset Profile.

Cash Flow Provided by Financing Activities

Changes in cash flows relating to mortgages and debentures payable are discussed under Debt.

Changes in cash flows relating to issuance of units are discussed under Trust Units.

Distributions to Unitholders

Distributions to our unitholders were as follows:

(thousands of dollars) Three months ended March 31	2007	2006
Distributions to unitholders	$ 67,625	$ 63,453
Distributions reinvested through the distribution reinvestment and direct purchase plans	(16,580)	(13,717)
Net distributions to unitholders	$ 51,045	$ 49,736
Distributions reinvested through the distribution reinvestment and direct purchase plans as a percentage of distributions to unitholders	24.5%	21.6%

S&P and DBRS provide stability ratings for REITs and income trusts. A stability rating is intended to provide an indication of both the stability and sustainability of distributions to unitholders.

S&P's rating categories range from the highest level of distributable cash flow generation stability relative to other income funds in the Canadian market place (SR-1) to a very low level of distributable cash flow generation stability relative to other income funds in the Canadian market place (SR-7). RioCan's S&P stability rating at March 31, 2007 and March 31, 2006 was SR-2. According to S&P this rating category reflects a very high level of distributable cash flow generation stability relative to other income funds in the Canadian market place.

DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). At March 31, 2007 and March 31, 2006 RioCan had a DBRS stability rating of STA-2 (low). According to DBRS this rating category reflects very good stability and sustainability of distributions per unit.

Our Declaration requires us to distribute to our unitholders at least 80% of our RDI, determined annually. We retain a portion of our RDI to help fund ongoing maintenance capital expenditures, tenant installation costs and long-term unfunded contractual obligations, amongst other items. RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP. Our method of calculating RDI differs from certain other issuers' methods and accordingly, RDI as we report may not be comparable to other issuers.

RDI is defined by our Declaration and is based on the consolidated net earnings calculated in accordance with GAAP, and adjusted as follows:

(a) by adding back to consolidated net earnings the following amounts for the relevant period: (i) depreciation and amortization of all tangible and intangible capital assets (including, without limitation, buildings, leasing costs, tenant improvements, value of tenant in-place lease agreements and tenant relationships); (ii) losses on dispositions of real estate investments (other than losses on dispositions of properties held for resale); and (iii) expenses recorded on the granting of unit options or other unit based compensation;

(b) by excluding from consolidated net earnings the following amounts for the relevant period: (i) gains on dispositions of real estate investments (other than gains on dispositions of properties held for resale); (ii) amortization of the differential between contractual and market rents arising at the time of acquisition of income properties; and (iii) adjustments (arising as a result of changes compared to the period prior to January 1, 2004) for accounting for rental revenue on a straight-line method for the term of the related lease (calculated as the straight-line rental adjustment, less provisions for potentially uncollectible amounts, and adjusted for the notional effect of capitalized free rent we no longer record effective January 1, 2004); and

(c) additions or deductions of any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

In our Notice of Annual and Special Meeting of Unitholders (to be held on May 15, 2007) and Management Information Circular dated March 19, 2007 (available at www.sedar.com), our trustees asserted that changes to GAAP over the years have prompted the Board of Trustees of many public REITs to revise their definition of RDI in reaction to changes in GAAP, with the result that an investor cannot rely on RDI as a relative financial measure amongst the various REITs, nor can RDI serve as a reliable financial measure for any one REIT over time. The changes to our definition of RDI proposed by the Trust and approved by unitholders in 2004 were in response to certain changes to GAAP that came into effect at that time. Changes in GAAP effective as of January 1, 2007 and expected future GAAP changes will only serve to further decrease the reliability of RDI as it becomes increasingly disconnected with actual cash flow from operations.

Accordingly, we are seeking our unitholders' approval to eliminate any reference to RDI from the Declaration and to rely upon forward looking cash flow information including forecasts and budgets to establish the level of cash distributions.

Notwithstanding the foregoing, under the proposed change, in each year the aggregate amount payable by us for distributions to unitholders shall continue to not be less than our income for the year, as calculated in accordance with the *Income Tax Act* (Canada) (the "Act") after all permitted deductions under the Act have been taken.

Our RDI was as follows:

(thousands of dollars, except per unit amounts)

Three months ended March 31	2007	2006
Net earnings	$ 37,400	$ 38,975
Amortization of tangible capital assets	22,950	21,441
Amortization of leasing costs	6,170	4,855
Amortization of intangible assets	5,051	3,818
Impact of accounting for rental revenue on a straight-line basis	(512)	(1,520)
Accounting impact of the adoption of financial instruments standards	264	–
Unit based compensation expense	1,760	550
Amortization of the differential between contractual and market rents on in-place leases	(219)	129
RDI	72,864	68,248
Retention of RDI	(5,239)	(4,795)
Distributions to unitholders	$ 67,625	$ 63,453
Per unit		
RDI	$ 0.3547	$ 0.3468
Retention of RDI	(0.0247)	(0.0243)
Distributions to unitholders	$ 0.3300	$ 0.3225

A reconciliation of cash flows provided by operating activities (see Sources and Uses of Cash above) to RDI was as follows:

(thousands of dollars) Three months ended March 31	2007	2006
Cash flow provided by operating activities	$ 47,375	$ 57,469
Change in operating assets and liabilities	14,086	20,809
Adjustment of disposition gains on properties held for resale to a cash basis from an earnings basis	(412)	(20,222)
Acquisition of and development of properties held for resale, net of related financing and other	10,677	9,002
Other	1,138	1,190
RDI	72,864	68,248
Retention of RDI	(5,239)	(4,795)
Distributions to unitholders	$ 67,625	$ 63,453

RESULTS OF OPERATIONS

The specific components of net earnings for each respective period were as follows:

(thousands of dollars, except per unit amounts) Three months ended March 31	2007	2006	Increase (decrease)
Revenue			
Rentals	$ 164,956	$ 142,339	16%
Fees and other	2,801	7,808	(64%)
Interest	3,488	1,805	93%
Gains on properties held for resale	3,245	7,201	(55%)
Total revenue	174,490	159,153	
Expenses			
Property operating costs	56,777	49,603	14%
Interest	39,422	34,349	15%
General and administrative	6,953	6,521	7%
Amortization	33,938	29,705	14%
Total expenses	137,090	120,178	
Net earnings	$ 37,400	$ 38,975	(4%)
Net earnings per unit - basic and diluted	$ 0.18	$ 0.20	(10%)

Revenue

Rentals

Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating cost recoveries. The increases during the periods were consistent with the full period impact of net acquisitions and completed (re)developments of income properties during 2007 and 2006.

Fees and Other Income

We hold certain of our interests in various real estate investments through co-ownerships and investments accounted for by the equity method. Generally, we provide asset and property management services for these investments for which we earn market based fees.

As discussed under Sources and Uses of Cash, where we own properties held for resale with partners we may also earn an out-performance incentive fee for exceeding agreed upon benchmarks. While income from these programs is recurring, gains and related performance fees (being disposition-dependent) are not necessarily earned in consistent amounts in each and every quarter. The result is that we generally experience fluctuations in our gains from properties held for resale and fees and other income.

The significant sources of fees and other income were as follows:

(thousands of dollars) Three months ended March 31	2007	2006	Decrease
Property and asset management	$ 2,133	$ 2,367	(10%)
Disposition-dependent performance fees and other	668	5,441	(88%)
	$ 2,801	$ 7,808	(64%)

Interest Income

The changes during the periods in interest earned primarily resulted from higher mortgage and loan receivable balances during the periods.

Expenses

Property Operating Costs

Property taxes and operating costs are generally recoverable by us under tenant lease agreements (see Rentals above). The significant components of property operating costs were as follows:

(thousands of dollars) Three months ended March 31	2007	2006	Increase
Property taxes	$ 33,295	$ 30,136	10%
Other property operating costs	23,482	19,467	21%
	$ 56,777	$ 49,603	14%

The changes during the periods were consistent with the full period impact of net acquisitions and completed (re)developments of income properties during 2007 and 2006.

Interest

The components of interest expense were as follows:

(thousands of dollars) Three months ended March 31	2007	2006	Increase
Interest	$ 43,389	$ 38,064	14%
Capitalized to real estate investments	(3,967)	(3,715)	
Net interest expense	$ 39,422	$ 34,349	15%
Percentage capitalized to real estate investments	9%	10%	

The increase during the periods in total interest expense resulted primarily from higher mortgages payable during the comparative periods. The increased interest expense on this new debt was partially offset by reduced interest expense resulting from scheduled amortization of mortgage principal (see Debt).

General and Administrative

Certain staffing and related costs for property management activities are directly recoverable from tenants under lease agreements and such costs are included in property operating costs. Additionally, incremental direct internal costs related to our development activities (to the extent they are not capital expenditures on properties under development) and leasing activities (to the extent that they are not included in tenant installation costs) are also included in property operating costs. Other regional site office costs and head office costs are included in general and administrative expense.

The components of general and administrative expense were as follows:

(thousands of dollars)

Three months ended March 31	2007	2006	Increase
General and administrative expense	$ 7,412	$ 6,944	7%
Capitalized to real estate investments	(459)	(423)	
Net general and administrative expense	$ 6,953	$ 6,521	7%
Percentage capitalized to real estate investments	6%	6%	

Amortization

The components of amortization expense were as follows:

(i) Building amortization

(thousands of dollars)

Three months ended March 31	2007	2006	Increase
Building amortization	$ 22,717	$ 21,032	8%

The increase during the periods was consistent with the full period impact of net acquisitions and completed (re)developments of income properties during 2007 and 2006.

(ii) Leasing costs and intangible assets amortization

(thousands of dollars)

Three months ended March 31	2007	2006	Increase
Amortization of leasing costs			
Amortization of tenant installation costs	$ 2,554	$ 2,113	21%
Amortization of leasing costs identified at acquisition and (re)development of income properties	3,616	2,742	32%
	$ 6,170	$ 4,855	27%
Amortization of intangible assets			
Amortization of the value of in-place leases and tenant relationships identified at acquisition of income properties	$ 5,051	$ 3,818	32%

For acquisitions initiated after September 12, 2003 GAAP requires a component of the purchase price to be allocated to leasing costs and intangible assets.

Other Items

Gains on properties held for resale are discussed under Income Properties.

RioCan may have transactions in the normal course of business with entities whose directors or trustees are also our trustees and/or management. Any such transactions are in the normal course of operations and are measured at market based exchange amounts, and are not related party transactions for GAAP purposes.

Funds from Operations

Funds from operations ("FFO") is a supplemental non-GAAP financial measure of operating performance widely used by the real estate industry. The Real Property Association of Canada ("REALPAC") defines FFO as: "Net income (computed in accordance with GAAP), excluding gains (or impairment provisions and losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, plus future income taxes and after adjustments for equity-accounted entities and non-controlling interests. Adjustments for equity-accounted for entities, joint ventures and non-controlling interests are calculated to reflect funds from operations on the same basis as the consolidated properties."

We consider FFO a meaningful additional measure of operating performance as it primarily rejects the assumption that the value of real estate investments diminishes predictably over time and it adjusts for items included in GAAP net earnings that may not necessarily be the best determinants of our operating performance (such as gains or losses on the sale of, and provisions for impairment against, long-lived income properties).

FFO is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP. Our method of calculating FFO is in accordance with REALPAC's recommendations but may differ from other issuers' methods and accordingly, may not be comparable to FFO reported by other issuers.

A reconciliation of GAAP net earnings to FFO and RDI was as follows:

(thousands of dollars, except per unit amounts)

Three months ended March 31	2007	2006
Net earnings	$ 37,400	$ 38,975
Amortization of capital assets	22,717	21,032
Amortization of leasing costs	6,170	4,855
Amortization of intangible assets	5,051	3,818
FFO	71,338	68,680
Impact of accounting for rental revenue on a straight-line basis	(512)	(1,520)
Unit based compensation expense	1,760	550
Other	278	538
RDI	$ 72,864	$ 68,248
Per unit		
FFO per weighted average number of units outstanding	$ 0.35	$ 0.35

As indicated in the above table, the primary differences between FFO and RDI were adjustments relating to the impact of accounting for rental revenue on a straight-line basis and unit based compensation expense.

Significant Accounting Policies

Our unaudited interim consolidated financial statements for the three months ended March 31, 2007 and 2006 were prepared in accordance with GAAP. The significant accounting policies used in the preparation of the interim consolidated financial statements are consistent with those reported in our audited consolidated financial statements for the two years ended December 31, 2006 and 2005. The preparation of financial statements in conformity with GAAP requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates under different assumptions and conditions.

Our MD&A for the two years ended December 31, 2006 and 2005 contains a discussion of our significant accounting policies most affected by estimates and judgments used in the preparation of our financial statements, being our accounting policies relating to income properties amortization, impairment of real estate investments, guarantees, and fair value. We have determined that at March 31, 2007 there is no change to our assessment of our significant accounting policies most affected by estimates and judgments as detailed in our MD&A for the two years ended December 31, 2006 and 2005.

Change in Accounting Policies

The Canadian Institute of Chartered Accountants ("CICA") issued three new accounting standards that are effective for the Trust's fiscal year commencing January 1, 2007, which are to be applied on a retroactive basis without restatement to prior periods: Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges. These standards, and the impact on our financial position and results of operations, are discussed in Note 1 (b) to our unaudited interim consolidated financial statements.

Future Changes in Significant Accounting Policies

We monitor the CICA recently issued accounting pronouncements to assess the applicability and impact, if any, of these pronouncements on our consolidated financial statements and note disclosures.

The CICA released three new accounting standards that are effective for our fiscal year commencing January 1, 2008: Section 1535, Capital Disclosures; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation.

Section 1535 specifies the disclosure of: (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; and (iii) whether the entity has complied with any capital requirements, and if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace the existing Section 3861, Financial Instruments – Disclosure and Presentation. The new sections revise and enhance disclosure requirements, and carry forward unchanged existing presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Risks and Uncertainties

All real estate investments are subject to a degree of risk. They are affected by various factors including changes in general economic and in local market conditions, the attractiveness of the properties to tenants, competition from other available space and various other factors. In addition, fluctuations in interest rates may affect us.

The value of our real estate and any improvements thereto may also depend on the credit and financial stability of our tenants. Our net earnings would be adversely affected if a significant number of tenants were to become unable to meet their obligations to us or if we were unable to lease a significant amount of available space in our properties on economically favourable lease terms.

Tenant Concentrations

The principal operating risk facing us is the potential for declining revenue if we cannot maintain the existing high occupancy levels of our properties should tenants experience financial difficulty and be unable to fulfill their lease commitments.

We reduce our risks in our shopping centre portfolio through geographical diversification, staggered lease maturities, diversification of revenue sources resulting from a large tenant base, avoiding dependence on any single tenant by ensuring no individual tenant contributes a significant percentage of our gross revenue, by ensuring a considerable portion of our revenue is earned from national and anchor tenants, and credit assessments are generally conducted for new tenants. The key components of our tenant concentration risk strategy are discussed below.

At March 31, 2007 the geographical diversification of our retail property portfolio by province was:

(in thousands, except percentage amounts)	Net leasable area at March 31, 2007		Rental revenue for the three months ended March 31, 2007		Net leasable area at March 31, 2006		Rental revenue for the three months ended March 31, 2006	
Province	square feet	(%)	$	(%)	square feet	(%)	$	(%)
Ontario	18,556	60.3%	$ 100,938	61.2%	17,209	59.7%	$ 88,912	62.5%
Quebec	5,601	18.2%	30,819	18.7%	5,408	18.7%	24,184	17.0%
Alberta	2,743	8.9%	15,926	9.6%	2,591	9.0%	13,598	9.5%
British Columbia	1,780	5.8%	10,376	6.3%	1,636	5.7%	9,118	6.4%
New Brunswick	1,249	4.1%	3,774	2.3%	1,165	4.0%	3,422	2.4%
Saskatchewan	317	1.0%	965	0.6%	317	1.1%	903	0.6%
Newfoundland	183	0.6%	469	0.3%	183	0.6%	464	0.3%
Manitoba	179	0.6%	927	0.6%	179	0.6%	939	0.7%
Prince Edward Island	167	0.5%	762	0.4%	164	0.6%	799	0.6%
	30,775	100.0%	$ 164,956	100.0%	28,852	100.0%	$ 142,339	100.0%

As discussed under Vision and Business Strategy it is our focus to own properties mainly in high growth markets. At March 31, 2007 the geographical diversification of our retail property portfolio on this basis was as follows:

(in thousands, except percentage amounts)	Net leasable area at March 31, 2007		Rental revenue for the three months ended March 31, 2007		Net leasable area at March 31, 2006		Rental revenue for the three months ended March 31, 2006	
High growth markets	square feet	(%)	$	(%)	square feet	(%)	$	(%)
Toronto, Ontario	8,703	28.3%	$ 53,535	32.5%	7,578	26.3%	$ 43,757	30.8%
Montreal, Quebec	3,156	10.3%	15,617	9.5%	2,859	9.9%	13,380	9.4%
Ottawa, Ontario	2,376	7.7%	15,067	9.1%	2,219	7.7%	13,839	9.7%
Calgary, Alberta	1,680	5.5%	9,661	5.9%	1,613	5.6%	8,222	5.8%
Vancouver, British Columbia	1,070	3.5%	6,679	4.0%	926	3.2%	5,706	4.0%
Edmonton, Alberta	715	2.3%	4,513	2.7%	650	2.2%	3,885	2.7%
All other markets	13,075	42.4%	59,884	36.3%	13,007	45.1%	53,550	37.6%
	30,775	100.0%	$ 164,956	100.0%	28,852	100.0%	$ 142,339	100.0%

Lease maturities are staggered to ensure that there is no over exposure to large amounts of expiries in any given year. At March 31, 2007 our leasable area for which leases expire over the next five years ending December 31 was as follows: 2007 – 4.2%; 2008 – 8.4%; 2009 – 10.1%; 2010 – 10.1%; and 2011 – 11.9%.

At March 31, 2007 our 10 largest tenants and the weighted average term remaining on their leases were as follows:

Ranking	Tenant	Annualized rental revenue (%)	Net leaseable area (square feet in thousands)	Percentage of total net leaseable area
1.	Metro/A&P/Dominion/Super C/Loeb/Food Basics	5.7%	1,933	6.3%
2.	Famous Players/Cineplex/Galaxy Cinemas	5.7%	1,246	4.0%
3.	Zellers/The Bay/Home Outfitters	3.9%	2,544	8.3%
4.	Wal-Mart	3.8%	1,906	6.2%
5.	Loblaws/No Frills/Fortinos/Zehrs/Maxi	3.8%	1,176	3.8%
6.	Winners/HomeSense	3.3%	1,139	3.7%
7.	Canadian Tire/PartSource/Mark's Work Wearhouse	3.3%	1,006	3.3%
8.	Staples/Business Depot	2.5%	852	2.8%
9.	Reitmans/Penningtons/Smart Set/Addition Elle/Thyme Maternity	1.9%	465	1.5%
10.	Shoppers Drug Mart	1.6%	324	1.1%
		35.5%	12,591	41.0%

For the three months ended March 31, 2007 rental revenue was $165 million and retained RDI was $5.2 million: this equates to approximately 3.2%. As detailed in the above table, at March 31, 2007 only seven of our tenants have annualized rental revenue greater than 3.2% of our total annualized rental revenue.

We also hedge our leasing risk by negotiating fixed term leases that will often be five to ten years. In instances where certain tenants are critical to the viability of a property, we endeavor to lease for even longer terms with pre-negotiated minimum rent escalations. In addition, in order to reduce our exposure to the risks relating to credit and financial stability of our tenants, our Declaration restricts the amount of space which can be leased to any person and that person's affiliates (other than in respect of leases with or guaranteed by the Government of Canada, a province of Canada, a municipality in Canada or any agency thereof and certain corporations, the securities of which meet stated investment criteria) to a maximum premises or space having an aggregate gross leasable area of 20% of the aggregate gross leasable area of all real property held by us.

Interest Rate and Other Debt Related Risks

At March 31, 2007 our total indebtedness had a 5.7 year weighted average term to maturity bearing a weighted average contractual interest rate of 6.05%.

Our profitability is impacted by interest rates as interest expense represents a significant cost in the ownership of our real estate investments. At March 31, 2007 we had aggregate debt ("mortgages and debentures payable") principal maturities through to December 31, 2010 of $778 million (26.6% of our aggregated debt) with a weighted average contractual interest rate of 6.1%. Should such amounts be refinanced upon maturity at an aggregate interest rate differential of 100 basis points, our net earnings would be impacted by approximately $7.8 million per annum.

We seek to reduce our interest rate risks by extending the average maturity of our long term debt and limiting the use of floating rate debt so as to minimize exposure to interest rate fluctuations. At both March 31, 2007 and December 31, 2006, 2.6% of our aggregated debt was at floating interest rates.

A further risk to our growth program is that of not having sufficient debt capital available to us. Given the relatively small size of the Canadian lending marketplace, there may come a point in the future at which accessing domestic debt capital may become more difficult. We seek to mitigate this potential risk by making use of the Canadian commercial-backed security market, the public unsecured debenture market, and by constantly seeking out new sources of debt capital (including foreign-based).

Also, certain significant expenditures involved in real property investments, such as property taxes, maintenance costs and mortgage payments, represent obligations that must be met regardless of whether the property is producing any income.

Liquidity Risk of Real Estate Investments

Real estate investments are relatively illiquid. This will tend to limit our ability to sell components of our portfolio promptly in response to changing economic or investment conditions. If we were required to quickly liquidate our assets, there is a risk that we would realize sale proceeds of less than the current book value of our real estate investments.

Construction Risk

Our construction commitments are subject to those risks usually attributable to construction projects, which include: (i) construction or other unforeseeable delays; (ii) cost overruns; and (iii) the failure of tenants to occupy and pay rent in accordance with existing lease agreements, some of which are conditional. Such risks are minimized through the provisions of our Declaration, which have the effect of limiting direct and indirect investments (net of related mortgage debt) in non-income producing properties to no more than 15% of the book value of our unitholders' equity. Such developments may also be undertaken with established developers either on a co-ownership basis or by providing them with mezzanine financing. With some exceptions, from time to time, for land in the six Canadian high growth markets, generally we will not acquire or fund significant expenditures for undeveloped land unless it is zoned and an acceptable level of space has been pre-leased/pre-sold. An advantage of unenclosed, new format retail is that it lends itself to phased construction keyed to leasing levels, which avoids the creation of meaningful amounts of vacant space.

Environmental Risk

Environmental and ecological related policies have become increasingly important in recent years. Under various federal and provincial laws, we, as an owner or operator of real property, could become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, may adversely affect our ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against us. We are not aware of any material non-compliance, liability or other claim in connection with any of our properties, nor are we aware of any environmental condition with respect to any properties that we believe would involve material expenditures by us.

It is our policy to obtain a Phase I environmental audit conducted by a qualified environmental consultant prior to acquiring any additional property. In addition, where appropriate, tenant leases generally specify that the tenant will conduct its business in accordance with environmental regulations and be responsible for any liabilities arising out of infractions to such regulation. It is our practice to periodically inspect tenant premises that may be subject to environmental risk. We maintain insurance to cover a sudden and/or accidental environmental mishap.

Unitholder Liability

Our Declaration provides that no unitholder or annuitant under a plan of which a unitholder acts as trustee or carrier will be held to have any personal liability as such, and that no resort shall be had to the private property of any unitholder or annuitant for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of RioCan. Only our assets are intended to be liable and subject to levy or execution.

The following provinces have legislation relating to unitholder liability protection: British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec. Certain of these statutes have not yet been judicially considered and it is possible that reliance on such statute by a unitholder could be successfully challenged on jurisdictional or other grounds.

Our Declaration further provides that, whenever possible, certain written instruments signed by us must contain a provision to the effect that such obligation will not be binding upon unitholders personally or upon any annuitant under a plan of which a unitholder acts as trustee or carrier. In conducting our affairs, we have acquired and may acquire real property investments subject to existing contractual obligations, including obligations under mortgages and leases that do not include such provisions. We will use our best efforts to ensure that provisions disclaiming personal liability are included in contractual obligations related to properties acquired, and leases entered into, in the future.

Income Taxes

We currently qualify as a mutual fund trust for income tax purposes. We are required by our Declaration to distribute all of our taxable income to unitholders and are entitled to deduct such distributions for income tax purposes. Accordingly, no provision for income taxes is currently required.

On October 31, 2006, the Minister of Finance (Canada) announced changes to the tax treatment of publicly-traded trusts and partnerships. On March 27, 2007, revised draft legislation to implement the changes was released (the "Draft Legislation"). The Draft Legislation will apply commencing in 2011 to a publicly-traded trust that is a specified investment flow-through entity ("SIFT") which existed before November 1, 2006 (an "Existing Trust"). However, an Existing Trust which qualifies as a REIT will be exempt from taxation under the Draft Legislation (the "REIT Exemption").

We intend to qualify for the REIT Exemption prior to 2011. However, it is not currently possible to predict the final form of the Draft Legislation and whether the changes as ultimately enacted will have an adverse effect on us. In order to qualify for the REIT Exemption, we may be required to restructure our affairs.

Where an entity is a SIFT which does not qualify for the REIT Exemption, certain distributions will not be deductible in computing the income of the SIFT for tax purposes, and the SIFT will be subject to tax on such distributions at a rate substantially equivalent to the general corporate income tax rate. Distributions paid by a SIFT as returns of capital will not be subject to this tax. An Existing Trust which does not qualify for the REIT Exemption may become subject to tax as a SIFT prior to 2011 if it undergoes "undue expansion" (as defined by the Draft Legislation) prior to 2011.

SELECTED QUARTERLY CONSOLIDATED INFORMATION

The following is a summary of certain key information:

(thousands of dollars, except per unit amounts and number of employees)

At and for the	2007	2006				2005		
quarter ended	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue	$ 174,490	$ 171,088	$ 160,726	$ 155,432	$ 159,160	$ 152,623	$ 149,813	$ 151,335
Net earnings from continuing operations	$ 37,400	$ 43,435	$ 41,763	$ 39,639	$ 38,975	$ 37,340	$ 41,862	$ 36,143
Net earnings from continuing operations per unit								
– basic and diluted	$ 0.18	$ 0.22	$ 0.21	$ 0.20	$ 0.20	$ 0.19	$ 0.22	$ 0.18
Net earnings *	$ 37,400	$ 43,435	$ 41,763	$ 39,639	$ 38,975	$ 37,308	$ 40,142	$ 33,537
Net earnings per unit								
– basic and diluted	$ 0.18	$ 0.22	$ 0.21	$ 0.20	$ 0.20	$ 0.19	$ 0.21	$ 0.17
Total assets	$ 4,940,651	$ 4,607,963	$ 4,535,896	$ 4,459,430	$ 4,450,919	$ 4,272,796	$ 4,227,733	$ 4,269,495
Total mortgages and debentures payable	$ 2,929,440	$ 2,780,587	$ 2,710,884	$ 2,626,412	$ 2,619,366	$ 2,423,277	$ 2,387,470	$ 2,416,518
Total distributions to unitholders	$ 67,625	$ 65,784	$ 63,996	$ 63,760	$ 63,453	$ 63,115	$ 62,330	$ 60,987
Total distributions to unitholders per unit	$ 0.3300	$ 0.3300	$ 0.3225	$ 0.3225	$ 0.3225	$ 0.3225	$ 0.3200	$ 0.3150
Net book value per unit **	$ 8.79	$ 8.28	$ 8.34	$ 8.40	$ 8.48	$ 8.55	$ 8.63	$ 8.70
Market price per unit								
– high	$ 27.34	$ 26.78	$ 24.60	$ 23.10	$ 23.96	$ 22.81	$ 22.65	$ 20.50
– low	$ 23.69	$ 22.75	$ 21.30	$ 19.93	$ 20.96	$ 18.58	$ 19.50	$ 17.88
– close	$ 24.84	$ 25.15	$ 24.01	$ 21.64	$ 23.06	$ 22.79	$ 22.51	$ 20.00
Average number of employees ***	660	620	620	620	630	630	620	620

* Refer to our annual and interim MD&As issued for the years ended December 31, 2006 and 2005 and for the three, six and nine months ended March 31, 2006 and 2005 and June 30, 2006 and 2005 and September 30, 2006 and 2005 for a discussion and analysis relating to those periods.
** A non-GAAP measurement. Calculated as unitholders' equity divided by units outstanding at end of period. Our method of calculating net book value per unit may differ from other issuers' methods and accordingly may be not comparable to net book value per unit reported by other issuers.
*** Excludes seasonal employees.

TSX: REI.UN

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES FIRST QUARTER 2007 RESULTS

HIGHLIGHTS OF THE QUARTER:

- Acquired Yonge Eglinton Centre, a mixed-use complex in Toronto totalling over 1 million square feet
- Total rental revenue increased by 16%
- Distributable income ("RDI") increased by 7%
- Funds from operations ("FFO") increased by 4%

Toronto, Ontario (May 11, 2007) - RioCan Real Estate Investment Trust ("RioCan") today announced its financial results for the three months ended March 31, 2007.

Financial Highlights

For the three months ended March 31, 2007, RioCan reported net earnings of $37,400,000 ($0.18 per unit basic and diluted) as compared to $38,975,000 ($0.20 per unit basic and diluted) for the comparable period in 2006.

Total rental revenue for the three months ended March 31, 2007 was $164,956,000 versus $142,339,000 for the comparable period in 2006.

RDI for the three months ended March 31, 2007 was $72,864,000 ($0.3547 per unit) versus $68,248,000 ($0.3468 per unit) for the three months ended March 31, 2006. Also for the three months ended March 31, 2007, FFO was $71,338,000 ($0.35 per unit) as compared to $68,680,000 ($0.35 per unit) for the three months ended March 31, 2006.

RioCan's Consolidated Financial Statements, Management's Discussion and Analysis and a Supplemental Information Package for the three months ended March 31, 2007 are available on RioCan's website at www.riocan.com.

Both RDI and FFO are widely accepted supplemental measures of a Canadian real estate investment trust's performance. RDI and FFO should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with Canadian generally accepted accounting principles. RioCan's method of calculating RDI and FFO may differ from certain other issuers' methods and accordingly may not be comparable to measures reported by other issuers.

Portfolio Stability

At March 31, 2007:

- Portfolio occupancy was 97.1%;
- Over 65% of annualized rental revenue was derived from properties located in Canada's six high growth markets (including and surrounding, Calgary, Edmonton, Montreal, Ottawa, Toronto and Vancouver);

- 82.4% of annualized rental revenue was derived from, and 83.4% of space was leased to, national and anchor tenants;
- Over 49.6% of annualized rental revenue was derived from its 25 largest tenants; and
- No individual tenant comprised more than 5.7% of annualized rental revenue.

Portfolio Activity

The acquisition market continues to be extremely competitive. Despite this, during the first quarter RioCan acquired Yonge Eglinton Centre, the largest single property acquisition in its history. The purchase of Yonge Eglinton Centre for an aggregate purchase price of $223 million marks an important evolution of RioCan's strategy by taking the focus on high growth markets and the belief that mixed-use development will become a larger factor in urban markets to the next level.

Totalling over 1 million square feet, Yonge Eglinton Centre is a leading mixed-use complex that is located at the northwest corner of Yonge Street and Eglinton Avenue, an important intersection and crossroad in midtown Toronto, Ontario. The property is comprised of two office towers, four levels of retail and an underground parking structure. The office area comprises approximately 748,000 square feet and RioCan intends to move its headquarters to the centre by this time next year. The retail area comprises approximately 264,500 square feet and features a number of national retailers including Dominion, Famous Players, Indigo Books, Toys "R" Us, LCBO, Pharma Plus and HMV.

RioCan believes that under its management, the cash flow growth from Yonge Eglinton Centre over the next several years will be material. In addition, with the residential growth that is occurring in the immediate area, retail demand can only increase.

Development Program

RioCan's development program continues to move forward. At the end of the first quarter, almost 6.5 million square feet was under development, of which RioCan's interest was approximately 2.9 million square feet. In addition to the 6.5 million square feet of current developments, an additional 4.4 million square feet is in the development pipeline.

A substantial portion of the revenue growth from the current program is expected towards the end of this year and the beginning of next. RioCan is constantly refilling the pipeline by tying up land for future development transactions to ensure an ongoing supply of new product. By this time next year, RioCan anticipates that its in-house development program to have added close to an additional 2.5 million square feet of newly constructed income producing retail real estate to the balance sheet. These new developments are located primarily in the six high growth markets of Canada, as RioCan moves toward having about two thirds of its revenue derived in those markets.

Financing Transaction

RioCan continues to be in excellent condition, prepared to take advantage of any opportunities that may arise. On February 1, 2007, RioCan successfully completed its issuance of 6 million trust units from treasury at a price of $25.25 per unit. In addition, the underwriters exercised the option to purchase an additional 600,000 trust units at the same price. In total, RioCan issued 6.6 million trust units for aggregate gross proceeds of $166.65 million. Through the issuance of the trust units,

together with the units issued to some of the Yonge Eglinton Centre vendors in partial satisfaction of the purchase price, and the proceeds of RioCan's distribution reinvestment plan, RioCan's equity capital base increased by approximately $200 million in the first quarter. As a result, at March 31, 2007, RioCan's leverage ratio is just under 55% of historical cost, leaving approximately $677 million of room for additional debt capital, prior to reaching its 60% limit.

Conference Call and Webcast

Interested parties are invited to participate in a conference call with management on Monday, May 14, 2007 at 9:00 a.m. Eastern Time. You will be required to identify yourself and the organization on whose behalf you are participating.

In order to participate, please dial 416-695-5259 or 1-800-769-8320. If you cannot participate in the live mode, a replay will be available until June 14, 2007. To access the replay, please dial 416-695-5275 or 1-888-509-0081 and enter passcode 642739.

Scheduled speakers are Edward Sonshine, Q.C., President and Chief Executive Officer, Fred Waks, Senior Vice President and Chief Operating Officer, and Robert Wolf, Chief Financial Officer. Management's presentation will be followed by a question and answer period. To ask a question, press "*1" on a touch-tone phone. The conference call operator will be notified of all requests in the order in which they are made, and will introduce each questioner.

Alternatively, to access the simultaneous webcast, go to the following link on RioCan's website https://riocan.com/_bin/presentations/webcast.cfm and click on the link for the webcast. The webcast will be archived 24 hours after the end of the conference call and can be accessed for 120 days.

About RioCan

RioCan is Canada's largest real estate investment trust with a total market capitalization of approximately $8.4 billion. It owns and manages Canada's largest portfolio of shopping centres with ownership interests in a portfolio of 206 retail properties, including 8 under development, containing an aggregate of almost 52 million square feet. For further information, please refer to RioCan's website at www.riocan.com.

-30-

For further information contact:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018

Form 52-109F2 - Certification of Interim Filings

I, Edward Sonshine, President and Chief Executive Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of RioCan, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 11, 2007

"Edward Sonshine"

Edward Sonshine, Q.C.
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Robert Wolf, Vice President and Chief Financial Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of RioCan, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 11, 2007

"Robert Wolf"

Robert Wolf
Vice President and Chief Financial Officer

END